Mail Stop 6010

							May 31, 2005


Dr. Ben J. Lipps
Fresenius Medical Care Holdings, Inc.
95 Hayden Avenue
Lexington, MA  02420

Re:	Fresenius Medical Care Corporation
	Registration Statement on Form F-4
	File Number 333-124759

Dear Dr. Lipps:

      This is to advise you that we have limited our review of the above referenced registration statements to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

Form 20-F
1. We will be monitoring your accounting disclosure in the Form
20-F
for the period ended December 31, 2004. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

Renal Care Group
2. We note you entered into a definitive merger agreement with Renal
Care Group pursuant to which you will acquire Renal Care for approximately $3.5 billion in cash. It appears that the Form F-4 should include the financial statements of Renal Care Group. To that end, please revise your document to include such financial information. In the alternative, please provide us with an analysis as to why financial statements of Renal Care are not required in this
Form F-4.

Tax Opinion
3. We note your document makes certain disclosure regarding the tax consequences of the transaction. Please file a tax opinion that supports the disclosure you make in the section of the document entitled "Certain Tax Consequences," on page 41.

Signature Page

4. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature.
If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.
Please revise your signature page accordingly.

*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 551-3621or me at (202)
551-3710 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Charles F. Niemeth, Esq.
	Robert A. Grauman, Esq.
	Baker & McKenzie LLP
	805 Third Avenue
	New York, NY  10022


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